As filed with the Securities and Exchange Commission on April 30, 2009.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Domino’s Pizza, Inc.

(Name of Subject Company (issuer))

Domino’s Pizza, Inc.

(Name of Filing Person (offeror))

Options to Purchase Common Stock,

Par Value $0.01 Per Share

(Title of Class of Securities)

256754A201

(CUSIP Number of Common Stock Underlying Class of Securities)

David A. Brandon

Chief Executive Officer

Domino’s Pizza, Inc.

30 Frank Lloyd Wright Drive

Ann Arbor, Michigan 48106

Telephone: (734) 930-3030

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Jane D. Goldstein, Esq. Craig E. Marcus, Esq. Ropes & Gray LLP One International Place Boston, Massachusetts 02110 Telephone: (617) 951-7000 Telecopy: (617) 951-7050	Kenneth B. Rollin Executive Vice President & General Counsel Domino’s Pizza, Inc. 30 Frank Lloyd Wright Drive Ann Arbor, Michigan 48106 Telephone: (734) 930-3030 Telecopy: (734) 747-6210

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$8,512,300*	$475.00**

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be tendered for new options and cancelled pursuant to this offer. The options eligible for exchange have a value of $8,512,300 calculated using the Black-Scholes option pricing method based on a price per share of common stock of $6.45, the price of the Issuer’s common stock as reported on The New York Stock Exchange on March 20, 2009.
**	Calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $475.00	Filing Party: Domino’s Pizza, Inc.
Form or Registration No.: 005-80414	Date Filed: March 24, 2009

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on March 24, 2009, as amended on April 10, 2009 and April 28, 2009, relating to an offer by Domino’s Pizza, Inc. (the “Company”) to its employees to exchange certain outstanding options to purchase shares of the Company’s common stock granted under the Company’s 2004 Equity Incentive Plan.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 3 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(1) Section 10 of the Offering Memorandum (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning our Securities”) is amended as follows: the language “or our Quarterly Report on Form 10-Q for the fiscal quarter ended March 22, 2009” is added after “Except as described in this offering memorandum and except as set forth in our Annual Report on Form 10-K for the fiscal year ended December 28, 2008”.

(2) The information set forth in the Offering Memorandum under Section 3 (“Procedures for Electing to Exchange Options”), Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning our Securities”) and Section 16 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference. The 2004 Plan, which is included as Exhibit (d)(1) hereto, is also included herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

(1) The information set forth in the Company’s Annual Report on Form 10-K for the year ended December 28, 2008 under Item 6 “Selected Financial Data” and Item 8 “Financial Statements and Supplementary Data” and the information set forth in the Company’s Quarterly Report on Form 10-Q for the period ended March 22, 2009 under Item 1 (“Financial Statements”) is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(2) Section 9 of the Offering Memorandum (“Information Concerning Domino’s Pizza, Inc.”) is amended as follows: the language starting with “Certain Financial Information...” through the end of Section 9 is deleted and replaced with the following language:

“Certain Financial Information. Set forth below is a summary of our financial information. This information is derived from and qualified by reference to our publicly available consolidated financial statements and should be read in conjunction with the financial statements, related notes and other financial information included in the sections entitled “Item 6. Selected Financial Data,” and “Item 8. Financial Statements and Supplementary Data,” of our Annual Report on Form 10-K for the fiscal year ended December 28, 2008 and “Item 1. Financial Statements” of our Quarterly Report on Form 10-Q for the fiscal quarter ended March 22, 2009. See Section 17 (“Additional Information”), for instructions on how you can obtain copies of the SEC reports that contain our audited financial statements and unaudited financial data. For information regarding the accounting consequences of this Offer, see Section 11 (“Status of Eligible Options Acquired by us in the Offer; Accounting Consequences of the Offer”).

The following tables set forth selected consolidated financial data at and for each of the two fiscal years ended December 30, 2007 and December 28, 2008 and the fiscal quarter ended March 22, 2009.

Summary Consolidated Income Statements and Balance Sheets (amounts in millions, except share and per share data):

	Fiscal Quarter Ended	Fiscal Year Ended
	March 22, 2009	December 28, 2008	December 30, 2007 (3)
Revenues	$321.8	$1,425.1	$1,462.9
Cost of sales	233.0	1,061.9	1,084.0

Operating margin	88.8	363.2	378.9
General and administrative	43.9	168.2	184.9

Income from operations	44.9	195.0	194.0
Interest expense, net	(26.5)	(112.1)	(125.1)
Other (1)	21.2	—	(13.3)

Income before provision for income taxes	39.6	82.9	55.6
Provision for income taxes	15.8	28.9	17.7

Net income	$23.8	$54.0	$37.9

Earnings per share:
Basic	0.42	$0.93	$0.61
Diluted	0.41	$0.93	$0.59
Weighted-average number of common shares used in per share calculation
Basic	57,027,733	57,755,519	62,176,568
Diluted	57,351,475	58,339,535	63,785,124

	Fiscal Quarter Ended	Fiscal Year Ended
	March 22, 2009	December 28, 2008	December 30, 2007 (3)
Cash and cash equivalents	$67.9	$45.4	$11.3
Restricted cash	65.9	78.9	81.0
Working capital (2)	33.7	25.8	(29.6)
Total current assets	277.2	254.3	226.9
Total non-current assets	196.2	209.5	246.3
Total current liabilities	177.6	149.5	175.5
Total non-current liabilities	1,692.5	1,738.9	1,747.8
Total stockholders’ deficit	(1,396.7)	(1,424.6)	(1,450.1)

(1)	The first quarter 2009 other amount represents the gain recognized on the repurchase and retirement of $43.3 million of principal on the fixed rate senior notes. The fiscal 2007 other amount represents the premium paid to bond holders in the tender offer for the Domino’s, Inc. senior subordinated notes due 2011.
(2)	The 2009, 2008 and 2007 working capital amounts exclude approximately $65.9 million, $78.9 million and $81.0 million of restricted cash, respectively.
(3)

In connection with our recapitalization in 2007, Domino’s Pizza, Inc. borrowed $780.0 million under a bridge term loan facility. We used the proceeds from the borrowings under the bridge term loan facility to purchase 2,242 shares of common stock for approximately $0.1 million, repay $463.0 million principal amount of then outstanding borrowings under the 2003 term loans plus accrued interest and related fees and retire at a $13.3 million premium $273.6 million in aggregate principal amount of Domino’s, Inc. 8  1/4% senior subordinated notes due 2011, representing substantially all of the outstanding senior subordinated notes plus accrued interest and related fees. We paid $22.3 million in fees in connection with obtaining the bridge loan facility and wrote off $9.5 million of deferred financing fees and bond discount as part of the 2003 term loan and senior subordinated notes repayments. Additionally, in connection with the recapitalization, we borrowed $1.7 billion of fixed rate notes and used the proceeds from the borrowings to repay in full the bridge term loan facility, capitalize certain new subsidiaries, pay $38.1 million of deferred financing fees, pay a special cash dividend on our outstanding common stock totaling $846.4 million and make a corresponding anti-dilution equivalent payment of $50.6 million on certain stock options. Total cash paid for common stock dividends and related anti-dilution payments totaled $897.0 million, of which $141.0 million was recorded as a reduction of additional paid-in capital and $756.0 million was recorded as an increase in retained deficit. In connection with the repayment of the bridge term loan facility, we wrote off $21.9 million of unamortized deferred financing fees. Additionally, we expensed $2.9 million of related general and administrative expenses, comprised of $1.6 million of legal, professional and other fees and expenses and $1.3 million of non-cash compensation expenses, of which $0.4 million related to the acceleration of vesting of certain stock options. Total recapitalization related expenses were $48.6 million (pre-tax).

We had a book value per share of $(24.37) on March 22, 2009 (calculated using the book value as of March 22, 2009, divided by the number of outstanding shares of our common stock as of March 22, 2009).

Ratio of Earnings to Fixed Charges. The following table sets forth our ratio of earnings to fixed charges for the periods specified:

	Fiscal Quarter Ended		Fiscal years ended
(dollars in thousands)	March 22, 2009		December 30, 2007		December 28, 2008
Income before provision for income taxes	$39,591		$55,559		$82,870
Fixed charges	29.794		143,190		127,441

Earnings as defined	$69,385		$198,749		$210,311

Fixed charges (1):
Interest expense	$26,968		$130,374		$114,906
Portion of rental expense representative of interest	2,826		12,816		12,535

Total fixed charges	$29,794		$143,190		$127,441
Ratio of earnings to fixed charges	2.3	x	1.4	x	1.7	x

(1)	Fixed charges are determined as defined in instructions for Item 503 of Regulation S-K and include interest expense and our estimate of interest included in rental expense (one-third of rent expense under operating leases).

(3) Section 17 of the Offering Memorandum (“Additional Information”) is hereby amended as follows: the language “(f) Domino’s Pizza, Inc.’s Quarterly Report on Form 10-Q, for the period ended March 22, 2009 (File No. 001-32242), filed with the SEC on April 30, 2009” is inserted after “(e) Description of our common stock contained in our registration statement on Form S-1, dated April 13, 2004 (File No. 333-114442).”; and the language: “In addition, prior to the Expiration Time, we plan to file our Quarterly Report on Form 10-Q for the period ended March 22, 2009, and we will amend this offer to purchase to incorporate by reference the information in that report.” is deleted.

(4) The information set forth in the Offering Memorandum under Section 9 (“Information Concerning Domino’s Pizza, Inc.”) and Section 17 (“Additional Information”) is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offering Memorandum under Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Agreements Concerning our Securities”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information.

(1) The “Risk Factors” Section of the Offering Memorandum is amended as follows: the language “and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 22, 2009” is inserted after “You should carefully review the risk factors contained in our Annual Report on Form 10-K for the fiscal year ended December 28, 2008”.

(2) The information set forth in the Offering Memorandum under “Risk Factors” is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(i)*	Offering Memorandum relating to our Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock, dated March 24, 2009, as amended April 10, 2009.

(a)(1)(ii)*	Communication to Eligible Optionholders Announcing the Opening of the Exchange Program, to be delivered via e-mail on or around March 24, 2009.

(a)(1)(iii)*	Presentation to Eligible Optionholders, to be shown at a live meeting on or around March 24, 2009.

(a)(1)(iv)*	Stock Option Exchange Program Overview, to be given or made available online to Eligible Optionholders on or around March 24, 2009.

(a)(1)(v)*	Form of Domino’s Pizza, Inc. Stock Option Exchange Program Election/Withdrawal Form.

(a)(1)(vi)*	Form of Communication to Tendering Domino’s Pizza, Inc. Optionholders Confirming Receipt of Domino’s Pizza Inc. Stock Option Election Form.

(a)(1)(vii)	Domino’s Pizza, Inc. Annual Report on Form 10-K for the period ended December 28, 2008, filed with the Securities and Exchange Commission on February 24, 2009 is hereby incorporated by reference.

(a)(1)(viii)	Domino’s Pizza, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on January 9, 2009 is hereby incorporated by reference.

(a)(1)(ix)*	Communication to Eligible Optionholders regarding the amended Offer, dated April 10, 2009.

(a)(1)(x)*	Communication to Eligible Optionholders residing in the Netherlands, dated April 28, 2009.

(a)(1)(xi)	Domino’s Pizza, Inc. Quarterly Report on Form 10-Q for the period ended March 22, 2009, filed with the Securities and Exchange Commission on April 30, 2009 is hereby incorporated by reference.

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(i)	Definitive Proxy Statement on Schedule 14A for Domino’s Pizza, Inc.’s 2009 Annual Meeting of Stockholders filed on March 23, 2009 is hereby incorporated by reference.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Amended Domino’s Pizza, Inc. 2004 Equity Incentive Plan, filed as Exhibit 10.1 to the Domino’s Pizza, Inc. quarterly report on Form 10-Q for the fiscal quarter ended June 18, 2006, is hereby incorporated by reference.

(g)	Not applicable

(h)	Not applicable

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOMINO’S PIZZA, INC.

By:	/s/ David A. Brandon
David A. Brandon
Chief Executive Officer
April 30, 2009

INDEX TO EXHIBITS

(a)(1)(i)*	Offering Memorandum relating to our Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock, dated March 24, 2009, as amended April 10, 2009.

(a)(1)(ii)*	Communication to Eligible Optionholders Announcing the Opening of the Exchange Program, to be delivered via e-mail on or around March 24, 2009.

(a)(1)(iii)*	Presentation to Eligible Optionholders, to be shown at a live meeting on or around March 24, 2009.

(a)(1)(iv)*	Stock Option Exchange Program Overview, to be given or made available online to Eligible Optionholders on or around March 24, 2009.

(a)(1)(v)*	Form of Domino’s Pizza, Inc. Stock Option Exchange Program Election/Withdrawal Form.

(a)(1)(vi)*	Form of Communication to Tendering Domino’s Pizza, Inc. Optionholders Confirming Receipt of Domino’s Pizza Inc. Stock Option Election Form.

(a)(1)(vii)	Domino’s Pizza, Inc. Annual Report on Form 10-K for the period ended December 28, 2008, filed with the Securities and Exchange Commission on February 24, 2009 is hereby incorporated by reference.

(a)(1)(viii)	Domino’s Pizza, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on January 9, 2009 is hereby incorporated by reference.

(a)(1)(ix)*	Communication to Eligible Optionholders regarding the amended Offer, dated April 10, 2009.

(a)(1)(x)*	Communication to Eligible Optionholders residing in the Netherlands, dated April 28, 2009.

(a)(1)(xi)	Domino’s Pizza, Inc. Quarterly Report on Form 10-Q for the period ended March 22, 2009, filed with the Securities and Exchange Commission on April 30, 2009 is hereby incorporated by reference.

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(i)	Definitive Proxy Statement on Schedule 14A for Domino’s Pizza, Inc.’s 2009 Annual Meeting of Stockholders filed on March 23, 2009 is hereby incorporated by reference.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Amended Domino’s Pizza, Inc. 2004 Equity Incentive Plan, filed as Exhibit 10.1 to the Domino’s Pizza, Inc. quarterly report on Form 10-Q for the fiscal quarter ended June 18, 2006, is hereby incorporated by reference.

(g)	Not applicable

(h)	Not applicable

*	Previously filed.